

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2021

Paul Miceli
Chief Financial Officer
Ladder Capital Corp
345 Park Avenue
New York, NY 10154

      Re: Ladder Capital Corp
            Form 10-K for the Fiscal Year Ended December 31, 2020
            Filed February 26, 2021
            File No. 001-36299

Dear Mr. Miceli:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Real Estate & Construction